

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Via E-mail
Gary Wojtaszek
CyrusOne Inc.
1649 West Frankford Road
Carrollton, TX 75007

> **Re: CyrusOne Inc.**
> **Registration Statement on Form S-11**
> **Filed August 8, 2012**
> **File No. 333-183132**

Dear Mr. Wojtaszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please tell us if management considers same store net operating income as a key performance measure. We may have further comments.

Market Data and Industry Forecasts, page ii

4.   We note your disclosure that you "obtained substantially all" of your market data and industry forecast from International Data Corporation. For all other quantitative and qualitative business and industry data used in the registration statement, please supplementally provide us with support. Clearly mark the specific language in the supporting materials that supports each statement. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Our Company, page 1

5.   We note that you are an owner, operator and developer of "enterprise-class, carrier-neutral" data center properties. Please briefly explain what you mean by "enterprise-class, carrier-neutral" in this section.

6.   Please revise your disclosure on page 1 to clarify that your top 10 customers represented 46% of your total annualized rent as of March 31, 2012.

Our Portfolio, page 2

7.   We note that "Annualized Rent" represents the monthly contractual rent (defined as cash rent before abatements and including reimbursements of $13.4 million for the month of March 2012). Please revise to provide average effective rent reflecting abatements, concessions or free rent. In addition, please clarify if the $13.4 million is spread across all facilities and tell us how such amount compares to the average reimbursements over the last two years.

Summary Risk Factors, page 7

8.   We note the first three risk factors listed on page 7. Please revise each risk factor to quantify (i) the small number of customers and the significant portion of rent for which they account, (ii) the significant portion of leases that expire and corresponding rent and (iii) the substantial portion of revenue by serving a limited geographic area and identify the areas(s).

9.   Please quantify the number of data centers spaces that you lease or sublease and provide the percentage of your annual effective rent this represents.

Structure and Formation of our Company, page 8

10.   Please revise to provide an accounting treatment section that discloses how you are accounting for the REIT formation and the contribution of the subsidiaries' interests to the operating partnership. Within this disclosure disclose the accounting acquirer which should be a single entity and how you have determined that the merger is a reorganization of entities under common control.

11.   We note that your operating partnership will receive a contribution of, or will purchase, direct and indirect interests in a portfolio of properties owned by CBI and certain of its subsidiaries. Please revise to (i) identify the properties to be contributed, (ii) briefly describe what you mean by "direct and indirect" interests and (iii) describe how you determined the value of these interests to be contributed. In this regard, we note your disclosure on page 32 that you have not obtained third party appraisals.

Summary Financial Data, page 16

12.   We refer you to your disclosure on page 19. Please tell us whether your NOI calculation includes tenant improvements and leasing commissions. In this regard, please tell us what is included in sales and marketing costs as well as general and administrative costs. We may have further comments.

Use of Proceeds, page 48

13.   Please revise your disclosure to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Dividend Policy, page 49

14.   Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend. As applicable, please address the comparability of your pro forma results to your reasonable beliefs about results over the next twelve months.

Dilution, page 51

15.   Please advise us whether you intend to include the disclosure described in the first sentence of Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Factors That May Influence Future Results of Operations, page 56

16.   Please revise your disclosure here or elsewhere, as applicable, to include development costs per square foot for the completed development.

17.   We note from a risk factor on page 22 that after giving effect to the formation transactions, you will lease 14 of the 21 buildings in your operating portfolio that account for approximately 40% of your total operating NRSF. Please tell us how this compares to the number of buildings leased vs. owned by the combined predecessor entities. If you anticipate a significant increase in rent expense with the new ownership structure, please disclose.

Capital Expenditures, page 62

18.   Please include additional analysis of your capitalized expenditures by disclosing amounts capitalized for new development, redevelopment/renovations, tenant allowances and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from period to period and expectations for the future.

Quarterly Results of Operations Data, page 68

19.   Please tell us and disclose in the filing why you have chosen to present quarterly operating data for only the last seven quarters.

Pro forma condensed combined financial statements

20.   We note your disclosure that the interests contributed by CBI's subsidiaries in the formation transactions will be recorded at historical cost, as this transaction is deemed a common control merger. Please tell us how you determined that the interests contributed by CBI's subsidiaries are under common control.

Liquidity and Capital Resources, page 70

21.   We note your disclosure on page 71 that, as of March 31, 2012, you along with several CBI subsidiaries have guaranteed a total of $2.2 billion of CBI debt and that the maximum amount that you could be required to repay is not determinable. Please explain how the amount that you could be required to repay is not determinable and explain the consequences to you if you are not released from these guarantee obligations.

22.   Please include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your operations.

Business and Properties, page 88

23.   Please revise your disclosure here or elsewhere, to discuss your leasing activities for the reported periods, including, as appropriate, a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a per square foot basis.

24.   Please revise your disclosure to provide, in tabular format, your geographic diversification, including percentage of revenue for each region.

Lease Expirations, page 96

25.   We note that leases representing 24% and 13% of your total NRSF are scheduled to expire in 2012 and 2013, respectively. Please revise your disclosure here or elsewhere, as applicable, to discuss the relationship of market rents and expiring rents.

Properties Under Development, page 103

26.   Please revise your disclosure here or elsewhere, as applicable, to provide the anticipated completion date, costs incurred to date and budgeted costs for each of the properties under development.

Relationships with Underwriters, page 178

27.   Please revise your disclosure to discuss any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates.

Experts, page 181

28.   Please tell us what consideration you have given to identifying the third-party valuation specialists referred to on page 79 and the independent valuation firm referred to on page F-35, and filing consents, as applicable, as exhibits to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Adjustments to the pro forma condensed combined statement of operations, page F-8

29.   We note that you have included a pro forma adjustment to show expected additional general and administrative expenses as the result of becoming a public company. Please remove this adjustment as incremental costs of becoming a public company are not directly attributable to the transaction. The pro formas are being presented as a result of the merger and not the offering.

30. In your next amendment please provide completed pro forma financial statements.

Combined Statements of Cash Flows, page F-25

31. We note that you have included acquisitions of properties and capital expenditures in one line item in the investing section of the cash flow statement. Please present these as separate line items within investing activities due to their significance.

Notes to Combined Financial Statements, page F-27

32. Please include a rollforward of Buildings and improvements in the notes to the combined financial statements for the year ended December 31, 2011 and the interim period. We note significant increases in the balance of this line item without adequate explanation in the accompanying notes.

Note 2. Significant Accounting Policies, page F-28

Investments in Real Estate, page F-28

33. Please expand your disclosure to explain your accounting policy for determining whether a lease should be classified as capital or operating.

Item 36. Financial Statements and Exhibits, page II-3

34. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel